UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

QUIKBYTE SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74838 K306
(CUSIP Number)
Henry Ji, Ph.D.
c/o Sorrento Therapeutics, Inc.
6042 Cornerstone Ct. West, Suite B
San Diego, CA 92121
Telephone: (858) 210-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74838 K306

1	NAMES OF REPORTING PERSONS Henry Ji, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		52,754,032(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,754,032(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,754,032(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of common stock that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D, including an aggregate of 5,096,865 shares being held in escrow as of the date of the event which requires filing of this Schedule 13D, as described in Item 4 of this Schedule 13D.
(2) Percentage of class calculated based on an aggregate of 225,084,127 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K, dated September 18, 2009 and filed with the Securities and Exchange Commission (“SEC”) on September 21, 2009, as amended by Amendment No. 1 on Form 8-K/A, dated September 21, 2009 and filed with the SEC on September 22, 2009 (together, the “Issuer’s 8-K”).

ITEM 1.	Security and Issuer.
This Schedule 13D is filed with respect to the common stock, par value $0.0001 per share, of QuikByte Software, Inc., a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.
ITEM 2. Identity and Background.
1.	This Schedule 13D is filed by Henry Ji, Ph.D. (the “Reporting Person”).

2.	The Reporting Person has the following business address:

c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct. West, Suite B San Diego, CA 92121

3.	The Reporting Person is the Chief Scientific Officer and Secretary of the Issuer and a member of the Issuer’s Board of Directors.

4.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

5.	The Reporting Person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	The Reporting Person is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.
On September 21, 2009, the Issuer consummated its acquisition of Sorrento Therapeutics, Inc., a Delaware corporation (“STI”), pursuant to that certain Merger Agreement, dated July 14, 2009, as amended (referred to as the “Merger Agreement”), by and among the Issuer, STI and Sorrento Merger Corp., Inc., a Delaware corporation and the Issuer’s wholly-owned subsidiary (“Merger Sub”), Stephen Zaniboni, as Stockholders’ Agent thereunder, and Glenn Halpryn, as Parent Representative thereunder. In accordance with the Merger Agreement, Merger Sub merged with and into STI, with STI as the surviving corporation and as the Issuer’s wholly-owned subsidiary (the “Merger”). At the closing of the Merger, all of the issued and outstanding shares of STI common stock (the “STI Shares”) were converted into the right to receive an aggregate of 169,375,807 shares of the Issuer’s common stock (the “Issuer Shares”), of which an aggregate of 16,937,576 Issuer Shares were placed into escrow to satisfy the indemnification obligations of the holders of the STI Shares to the Issuer under the Merger Agreement, as described in Item 4 of this Schedule 13D.
Prior to the Merger, the Reporting Person held an aggregate of 2,000,000 STI Shares. These shares were converted into an aggregate of 50,968,657 Issuer Shares at the closing of the Merger, 5,096,865 of which were placed into escrow, as described in Item 4 of this Schedule 13D.

The foregoing description of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibits 1 and 2 to this Schedule 13D and incorporated herein by reference.
On September 18, 2009, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain investors (the “Investors”) pursuant to which the Issuer sold and issued an aggregate of 44, 634,374 Issuer Shares in consideration for an aggregate purchase price of $2.0 million (the “Financing”). In the Financing, the Reporting Person purchased an aggregate of 1,785,375 Issuer Shares in consideration for an aggregate purchase price of $80,000. Accordingly, the Reporting Person held an aggregate of 1,785,375 Issuer Shares prior to the Merger. All of the funds required to acquire the Issuer Shares in the Financing by the Reporting Person were personal funds. The foregoing description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 7 to this Schedule 13D and incorporated herein by reference.
The Reporting Person did not acquire beneficial ownership of any STI Shares or any Issuer Shares with borrowed funds.

ITEM 4.	Purpose of Transaction.
On September 21, 2009, the Issuer consummated its acquisition of STI pursuant to the Merger Agreement. In accordance with the Merger Agreement, Merger Sub merged with and into STI, with STI as the surviving corporation and as the Issuer’s wholly-owned subsidiary. At the closing of the Merger, all of the issued and outstanding STI Shares were converted into the right to receive an aggregate of 169,375,807 Issuer Shares, of which an aggregate of 16,937,576 Issuer Shares were placed into escrow pursuant to that certain Escrow Agreement, dated September 18, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (the “Escrow Agreement”), to satisfy indemnification obligations of STI to the Issuer, if any, in connection with certain matters set forth in the Merger Agreement. The consolidation effected by the Merger will be accounted for as a reverse acquisition wherein STI will be treated as the acquirer for accounting purposes since it controlled the combined enterprise effective as of the closing of the Merger.
On September 18, 2009, the Issuer entered into the Stock Purchase Agreement with the Investors pursuant to which the Issuer sold an aggregate of 44,634,374 Issuer Shares in consideration for an aggregate purchase price of $2.0 million. In the Financing, the Reporting Person purchased an aggregate of 1,785,375 Issuer Shares in consideration for an aggregate purchase price of $80,000. These Issuer Shares are acquired by the Reporting Person for investment purposes.
Additionally, pursuant to the Merger Agreement, upon consummation of the Merger, the Board of Directors of the Issuer was expanded from five to seven members, all directors of the Issuer as of immediately prior to the Merger, except for Mr. Glenn Halpryn and Dr. Curtis Lockshin, resigned, and the following new directors were appointed to the Issuer’s Board of Directors: the Reporting Person; Dr. James Freedman, Dr. Henry Ji, Mr. Ernst-Güenter Afting and Mr. Lewis Shuster. Each of the new directors will hold office until the earlier of the next annual meeting of shareholders and the election and qualification of their successors or their earlier death, resignation or removal. Additionally, effective upon consummation of the Merger, Glenn L. Halpryn resigned as Chief Executive Officer and President and Noah Silver resigned as Vice President, Secretary and Treasurer, and the Issuer’s Board of Directors appointed the Reporting Person as the Chief Executive Officer of the Issuer and Dr. Antonius Schuh as the Chief Executive Officer of the Issue.
Also pursuant to the Merger Agreement, the holders of 66.2% of the Issuer Shares as of prior to the Financing, the prior holders of 100% of the STI Shares and the holders of 100% of the Issuer Shares acquired by the Investors in the Financing entered into lock-up agreements with the Issuer in respect of each such persons’ or entities’ Issuer Shares (the “Lock-up Agreements”). The Lock-up Agreements provide that such Issuer Shares may not be sold, directly or indirectly, on or before September 21, 2011, subject to certain exceptions.
Subject to approval by the Issuer’s shareholders, the Issuer intends to change its name to “Sorrento Therapeutics, Inc.” and redomesticate or reincorporate from a corporation organized and existing under the laws of the State of Colorado to a corporation organized and existing under the laws of the State of Delaware. Former holders of STI Shares, which currently represent more than 50% of the outstanding Issuer Shares, have entered into a Stockholder Voting Agreement, dated July 14, 2009, with the Issuer (the “Voting Agreement”), under which these former holders of STI Shares have agreed to vote their Issuer Shares in favor of the preceding matters if a vote to approve them is held on or before December 21, 2009 (or March 21, 2010 in the case of a review by the SEC of the Issuer’s 8-K. Among such holders who have entered into the Voting Agreement is the Reporting Person.
The foregoing description of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibits 1 and 2 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Escrow Agreement is qualified in its entirety by reference to the copy of the Escrow Agreement filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 7 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Lock-up Agreements is qualified in its entirety by reference to the copy of the Lock-up Agreements, a form of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.
The Reporting Person does not have any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
1.	The Reporting Person has beneficial ownership of an aggregate of 52,754,032 Issuer Shares. Based on an aggregate of 225,084,127 Issuer Shares outstanding as of September 18, 2009, after giving effect to the transactions described in Item 4 of this Schedule 13D, the Reporting Person beneficially owned 23.4% of the Issuer Shares as of September 21, 2009.

2.	The Reporting Person has the sole power to vote and dispose of all the Issuer Shares beneficially owned by such person, except that an aggregate of 5,096,865 of these shares are held in escrow, as described in Item 4 of this Schedule 13D.

3.	Except as part of the Merger and the Financing and the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, as described in Item 4 of this Schedule 13D, the Reporting Person has not effected any transaction in the Issuer Shares during the past 60 days.

4.	The Reporting Person does not have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer Shares.

5.	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person was the Chief Scientific Officer and a member of the Board of Directors of STI prior to the Merger. In connection with the Merger, the Reporting Person became the Chief Scientific Officer and Secretary and a member of the Board of Directors of the Issuer. Effective upon the closing of the Merger, the Reporting Person entered into an employment letter agreement, dated September 18, 2009, with the Issuer pursuant to which the Reporting Person is employed as the Issuer’s Chief Scientific Officer (the “Employment Letter”). The Employment Letter provides for a term of employment of three years commencing on September 21, 2009, the date the Merger was consummated. Under the Employment Letter, the Reporting Person will receive an annual salary of $240,000 and will be eligible to participate in any cash-bonus program and equity award plan of the Issuer in such amounts as the Issuer’s Board of Directors or any applicable committee thereof shall determine in its sole discretion.
The foregoing description of the terms of the Employment Letter is qualified in its entirety by reference to the copy of the Employment Letter filed as Exhibit 6 to this Schedule 13D and incorporated herein by reference.

Also pursuant to the Merger Agreement, the Reporting Person entered into a Lock-up Agreement, dated September 8, 2009, with the Issuer. Under the Lock-up Agreement, the Issuer Shares held by the Reporting Person may not be sold, directly or indirectly, on or before September 21, 2011, subject to certain exceptions.
The foregoing description of the terms of the Lock-up Agreement is qualified in its entirety by reference to the copy of the Lock-up Agreement, a form of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc. (the “Issuer”), Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated July 14, 2009, as filed with the SEC on July 14, 2009).

Exhibit 2	First Amendment to Merger Agreement, dated August 26, 2009, by and among the Issuer, Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, dated August 26, 2009, as filed with the SEC on August 26, 2009).

Exhibit 3	Form of Stockholder Voting Agreement by and among the Issuer and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated by reference to Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 4	Lock-up Agreement, dated September 8, 2009, between the Issuer and Dr. Henry Ji (the “Reporting Person”).

Exhibit 5	Escrow Agreement, dated September 21, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, dated September 21, 2009, as filed with the SEC on September 22, 2009).

Exhibit 6	Employment Letter, dated September 18, 2009, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 7	Form of Stock Purchase Agreement, dated September 18, 2009, by and among the Issuer and the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2009	/s/ Antonius Schuh
Antonius Schuh, Ph.D.
Attorney-in-Fact for Henry H. Ji, Ph.D. pursuant to Power of Attorney attached to this Schedule 13D

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby constitutes and appoints Antonius Schuh, Ph.D., the undersigned’s true and lawful attorney-in-fact and agent to:
(1) prepare, execute and deliver for and on behalf of the undersigned, an employee of QuikByte Software, Inc., a Colorado corporation, and any successor(s) thereto (collectively, the “Company”), Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedules 13D and 13G, complete and execute any amendment or amendments thereto, and timely file such forms or amendments with the United States Securities and Exchange Commission and any stock exchange or similar authority, as required; and
(3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect with respect to the undersigned until revocation by the undersigned in a signed writing delivered to the Company and the foregoing attorney-in-fact. This Power of Attorney shall terminate with respect to the foregoing attorney-in-fact at such time as such attorney-in-fact is no longer employed by the Company or any of its subsidiaries.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of September, 2009.

/s/ Henry H. Ji
Henry H. Ji, Ph.D.

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit 1	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc. (the “Issuer”), Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated July 14, 2009, as filed with the SEC on July 14, 2009).

Exhibit 2	First Amendment to Merger Agreement, dated August 26, 2009, by and among the Issuer, Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, dated August 26, 2009, as filed with the SEC on August 26, 2009).

Exhibit 3	Form of Stockholder Voting Agreement by and among the Issuer and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated by reference to Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 4	Lock-up Agreement, dated September 8, 2009, between the Issuer and Dr. Henry Ji (the “Reporting Person”).

Exhibit 5	Escrow Agreement, dated September 21, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, dated September 21, 2009, as filed with the SEC on September 22, 2009).

Exhibit 6	Employment Letter, dated September 18, 2009, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 7	Form of Stock Purchase Agreement, dated September 18, 2009, by and among the Issuer and the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).